================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                   ----------

                              Caspian Services Inc.
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                    14766Q107
                                 (CUSIP Number)

                                  Paul Rapello
                          c/o Great Circle Capital LLC
                               One Atlantic Street
                           Stamford, Connecticut 06901
                                 (203) 323-4363
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 4, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

-------------------
CUSIP No. 14766Q107
-------------------

----- --------------------------------------------------------------------------
1.    Name of Reporting Person

      Great Circle Energy Services LLC
----- --------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]
      (b) [X](joint filers)
----- --------------------------------------------------------------------------
3.    SEC Use Only
----- --------------------------------------------------------------------------
4.    Source of Funds (See Instructions)
      AF
----- --------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)                                                     [ ]
----- --------------------------------------------------------------------------
6.    Citizenship or Place of Organization
      Delaware
----- --------------------------------------------------------------------------
Number of      7.    Sole Voting Power
Shares               0
Beneficially   ----- -----------------------------------------------------------
Owned by       8.    Shared Voting Power
Each                 6,521,740(*)
Reporting      ----- -----------------------------------------------------------
Person With    9.    Sole Dispositive Power
                     0
               ----- -----------------------------------------------------------
               10.   Shared Dispositive Power
                     6,521,740(*)
----- --------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      6,521,740(*)
----- --------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                          [ ]
----- --------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      12.74%(+)
----- --------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      CO
----- --------------------------------------------------------------------------

----------
(*) The number of shares issuable upon conversion will increase as interest accrues pursuant to the Facility Agreement.
(+) This percentage is based on 51,195,653 outstanding shares of Common Stock of the Issuer issued and outstanding as of September 3, 2008, as represented by the Issuer in the Facility Agreement attached as Exhibit B. The percentage will increase as more shares will be issuable as interest accrues pursuant to the Facility Agreement.

-------------------
CUSIP No. 14766Q107
-------------------

----- --------------------------------------------------------------------------
1.    Name of Reporting Person

      Great Circle Capital LLC
----- --------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]
      (b) [X](joint filers)
----- --------------------------------------------------------------------------
3.    SEC Use Only
----- --------------------------------------------------------------------------
4.    Source of Funds (See Instructions)
      AF
----- --------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)                                                     [ ]
----- --------------------------------------------------------------------------
6.    Citizenship or Place of Organization
      Delaware
----- --------------------------------------------------------------------------
Number of      7.    Sole Voting Power
Shares               0
Beneficially   ----- -----------------------------------------------------------
Owned by       8.    Shared Voting Power
Each                 6,521,740(*)
Reporting      ----- -----------------------------------------------------------
Person With    9.    Sole Dispositive Power
                     0
               ----- -----------------------------------------------------------
               10.   Shared Dispositive Power
                     6,521,740(*)
----- --------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      6,521,740(*)
----- --------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                          [ ]
----- --------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      12.74%(+)
----- --------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      CO
----- --------------------------------------------------------------------------

-------------------
CUSIP No. 14766Q107
-------------------

----- --------------------------------------------------------------------------
1.    Name of Reporting Person

      GCF Holdings LLC
----- --------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]
      (b) [X](joint filers)
----- --------------------------------------------------------------------------
3.    SEC Use Only
----- --------------------------------------------------------------------------
4.    Source of Funds (See Instructions)
      AF
----- --------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)                                                     [ ]
----- --------------------------------------------------------------------------
6.    Citizenship or Place of Organization
      Delaware
----- --------------------------------------------------------------------------
Number of      7.    Sole Voting Power
Shares               0
Beneficially   ----- -----------------------------------------------------------
Owned by       8.    Shared Voting Power
Each                 6,521,740(*)
Reporting      ----- -----------------------------------------------------------
Person With    9.    Sole Dispositive Power
                     0
               ----- -----------------------------------------------------------
               10.   Shared Dispositive Power
                     6,521,740(*)
----- --------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      6,521,740(*)
----- --------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                          [ ]
----- --------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      12.74%(+)
----- --------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      CO
----- --------------------------------------------------------------------------

-------------------
CUSIP No. 14766Q107
-------------------

----- --------------------------------------------------------------------------
1.    Name of Reporting Person

      The Great Circle Fund LP
----- --------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]
      (b) [X](joint filers)
----- --------------------------------------------------------------------------
3.    SEC Use Only
----- --------------------------------------------------------------------------
4.    Source of Funds (See Instructions)
      AF
----- --------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)                                                     [ ]
----- --------------------------------------------------------------------------
6.    Citizenship or Place of Organization
      Delaware
----- --------------------------------------------------------------------------
Number of      7.    Sole Voting Power
Shares               0
Beneficially   ----- -----------------------------------------------------------
Owned by       8.    Shared Voting Power
Each                 6,521,740(*)
Reporting      ----- -----------------------------------------------------------
Person With    9.    Sole Dispositive Power
                     0
               ----- -----------------------------------------------------------
               10.   Shared Dispositive Power
                     6,521,740(*)
----- --------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      6,521,740(*)
----- --------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                          [ ]
----- --------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      12.74%(+)
----- --------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      PN
----- --------------------------------------------------------------------------

-------------------
CUSIP No. 14766Q107
-------------------

----- --------------------------------------------------------------------------
1.    Name of Reporting Person

      Paul Rapello
----- --------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]
      (b) [X](joint filers)
----- --------------------------------------------------------------------------
3.    SEC Use Only
----- --------------------------------------------------------------------------
4.    Source of Funds (See Instructions)
      AF
----- --------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)                                                     [ ]
----- --------------------------------------------------------------------------
6.    Citizenship or Place of Organization
      United States
----- --------------------------------------------------------------------------
Number of      7.    Sole Voting Power
Shares               0
Beneficially   ----- -----------------------------------------------------------
Owned by       8.    Shared Voting Power
Each                 6,521,740(*)
Reporting      ----- -----------------------------------------------------------
Person With    9.    Sole Dispositive Power
                     0
               ----- -----------------------------------------------------------
               10.   Shared Dispositive Power
                     6,521,740(*)
----- --------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      6,521,740(*)
----- --------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                          [ ]
----- --------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      12.74%(+)
----- --------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      IN
----- --------------------------------------------------------------------------

-------------------
CUSIP No. 14766Q107
-------------------

----- --------------------------------------------------------------------------
1.    Name of Reporting Person

      Hew Crooks
----- --------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]
      (b) [X](joint filers)
----- --------------------------------------------------------------------------
3.    SEC Use Only
----- --------------------------------------------------------------------------
4.    Source of Funds (See Instructions)
      AF
----- --------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)                                                     [ ]
----- --------------------------------------------------------------------------
6.    Citizenship or Place of Organization
      United States
----- --------------------------------------------------------------------------
Number of      7.    Sole Voting Power
Shares               0
Beneficially   ----- -----------------------------------------------------------
Owned by       8.    Shared Voting Power
Each                 6,521,740(*)
Reporting      ----- -----------------------------------------------------------
Person With    9.    Sole Dispositive Power
                     0
               ----- -----------------------------------------------------------
               10.   Shared Dispositive Power
                     6,521,740(*)
----- --------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      6,521,740(*)
----- --------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                          [ ]
----- --------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      12.74%(+)
----- --------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      IN
----- --------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this Schedule relates is the common stock, par value $0.001 per share (the "Common Stock") of Caspian Services Inc. (the "Issuer"). According to the Issuer's most recent Form 10-Q filed with the U.S. Securities and Exchange Commission (the "Commission") on August 14, 2008, the principal executive offices of the Issuer are located at 257 East 200 South, Suite 340, Salt Lake City, Utah 84111.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by and on behalf of: (i) Great Circle Energy Services LLC ("GCES"); (ii) GCF Holdings LLC; (iii) The Great Circle Fund LP; (iv) Great Circle Capital LLC; (v) Paul Rapello; and (vi) Hew Crooks (the entities listed in (i) through (iv) collectively referred to as "Great Circle" and the foregoing entities and individuals listed in items
(i) through (vi) collectively referred to as the "Reporting Persons").
The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934
(the "Exchange Act") is attached as Exhibit A. Although this Schedule is being made jointly by the Reporting Persons, each of them expressly disclaims membership in any group under Rule 13d-5 under the Exchange Act, or otherwise.

(b) The principal business of Great Circle is investment in securities of companies operating in the transportation, logistics and maritime and energy services industries in selected global markets. Great Circle Capital LLC is the manager of GCES and the general partner of The Great Circle Fund LP, which is the sole member of GCF Holdings LLC, which is the sole member of GCES. Paul Rapello and Hew Crooks are partners of Great Circle Capital LLC.

(c) The address of the principal executive offices of Great Circle, and the principal business address for each of Paul Rapello and Hew Crooks is One Atlantic Street, Stamford, Connecticut 06901.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Each of GCES, GCF Holdings LLC, and Great Circle Capital LLC is a limited liability company organized in Delaware. The Great Circle Fund LP is a limited liability partnership organized in Delaware. Paul Rapello is a citizen of the United States, and Hew Crooks is a citizen of Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On September 4, 2008, GCES entered into a Facility Agreement dated as of September 3, 2008, between GCES and the Issuer (the "Facility Agreement"), a copy of which is attached as Exhibit B and which is incorporated herein by reference, pursuant to which GCES will make available to the Issuer a term loan facility in the maximum principal amount of $15,000,000 of funds drawn down from the limited partners of The Great Circle Fund LP for such purpose. Pursuant to the Facility Agreement, GCES may convert the principal amount plus capitalized interest and accrued but uncapitalized interest (the "Loan"), in whole or in part, into the number of shares of the Issuer's Common Stock that, when multiplied by $2.30 per share, equals the amount of the Loan (such shares, the "Conversion Shares"). Pursuant to the Facility Agreement, GCES may require the Issuer to effect the conversion at any time or from time to time prior to the Issuer's payment to GCES of all amounts due under the Facility Agreement.

The information set forth in this Schedule 13D is qualified in its entirety by reference to the Facility Agreement.

ITEM 4. PURPOSE OF TRANSACTION

GCES entered into the Facility Agreement for investment purposes in the ordinary course of business. GCES will continue to evaluate its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, GCES's own financial condition, other investment opportunities and other future developments. Based upon such evaluation, GCES will take such actions in the future as it may deem appropriate in light of the circumstances existing from time to time. Depending on market and other factors, GCES may determine to dispose of all or a portion of the Loan or the Conversion Shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Facility Agreement provides, among other things, that the Loan may be converted into shares of Common Stock, at the option of GCES, at any time prior to the payment by the Issuer to GCES of all amounts due to be paid to GCES under the Facility Agreement. Assuming the Issuer utilizes the full amount of principal available pursuant to the Facility Agreement, 6,521,740 shares of Common Stock would be issuable upon conversion by GCES of the Loan. Assuming full conversion of the Loan, such 6,521,740 shares would represent approximately 12.74% of the outstanding shares of Common Stock (computed on the basis of 51,195,653 shares of Common Stock represented by the Issuer in the Facility Agreement to be issued and outstanding as of September 3, 2008). The number of shares issuable upon conversion will increase as interest accrues pursuant to the Facility Agreement.

To the knowledge of GCES, none of the directors, executive officers, affiliates or associates of Great Circle beneficially owns any equity securities, or rights to acquire any equity securities, of the Issuer.

Great Circle Capital LLC as the manager of GCES and the general partner of The Great Circle Fund LP, The Great Circle Fund LP as the sole member of GCF Holdings LLC, GCF Holdings LLC as the sole member of GCES, and Paul Rapello and Hew Crooks as partners of Great Circle Capital LLC, may be deemed to have direct or indirect beneficial ownership of the 6,521,740 Conversion Shares, representing approximately 12.74% of the Common Stock of the Issuer.

Each of Great Circle Capital LLC, GCF Holdings LLC, The Great Circle Fund LP, Paul Rapello, and Hew Crooks disclaims beneficial ownership of the Conversion Shares.

(b) Each of Great Circle, Paul Rapello and Hew Crooks have shared power to vote or direct the vote, and power to dispose or direct the disposition of the Loan and/or Conversion Shares it or he may be deemed to beneficially own, although GCES has delegated such authority to Great Circle Capital LLC, who in turn has delegated such authority to Paul Rapello and Hew Crooks as partners of Great Circle Capital LLC.

(c) There have been no transactions in the class of securities reported on effected by the persons named in response to paragraph (a) of this Item 5 during the last sixty (60) days. Set forth below is the amount of Conversion Shares into which GCES may convert the Loan, assuming the advancement to the Issuer of the entire available amount of $15,000,000.

                          Number of              Price per Share
Date of Acquisition    Shares Acquired   (including fees and commissions)
--------------------   ---------------   --------------------------------
September 4, 2008         6,521,740+                   $2.30

(d) Not applicable

(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As described in Item 3, GCES entered into the Facility Agreement with the Issuer. Pursuant to the Facility Agreement, GCES will make available to the Issuer a term loan facility in a maximum principal amount of $15,000,000 and GCES may, at any time prior to the payment by the Issuer to GCES of all amounts due to be paid to GCES under the Facility Agreement, convert all or part of the Loan into shares of Common Stock of the Issuer by requiring the Issuer to issue and allot to GCES the number of shares of the Issuer's stock equal to the aggregate of the initial principal of the Loan plus capitalized and accrued but uncapitalized interest at a conversion rate of $2.30 per share. The Facility Agreement also contains, among other things, certain covenants and representations and warranties of the Issuer and GCES.

GCES also entered into a registration rights agreement between GCES and the Issuer, dated September 3, 2008, with respect to certain shares of Common Stock of the Issuer that may be acquired by GCES after the date thereof, including the Conversion Shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following exhibit is filed as part of this 13D:

Exhibit A  Joint Filing Agreement, dated as of September 15, 2008

Exhibit B Facility Agreement, dated as of September 3, 2008

                                      * * *

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: September 15, 2008

                                        Great Circle Energy Services LLC,
                                        by its Manager, Great Circle Capital LLC


                                        By: /s/ Paul Rapello
                                            ------------------------------------
                                        Name:  Paul Rapello
                                        Title: Partner

                                        Great Circle Capital LLC


                                        By: /s/ Paul Rapello
                                            ------------------------------------
                                        Name:  Paul Rapello
                                        Title: Partner

                                        GCF Holdings LLC


                                        By: /s/ Paul Rapello
                                            ------------------------------------
                                        Name:  Paul Rapello
                                        Title: Partner

                                        The Great Circle Fund LP,
                                        by its General Partner,
                                        Great Circle Capital LLC


                                        By: /s/ Paul Rapello
                                            ------------------------------------
                                        Name:  Paul Rapello
                                        Title: Partner

                                        Paul Rapello


                                        By: /s/ Paul Rapello
                                            ------------------------------------


                                        Hew Crooks

                                        By: /s/ Hew Crooks
                                            ------------------------------------

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the following:

        (i) the joint filing on behalf of each of them of a statement on
Schedule 13D (including subsequent amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Caspian Services Inc., a Nevada corporation, and

        (ii) the inclusion of this Joint Filing Agreement as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness and accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe that such information is inaccurate.

        The Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 15th day of September, 2008.

                                        Great Circle Energy Services LLC,
                                        by its Manager, Great Circle Capital LLC


                                        By: /s/ Paul Rapello
                                            ------------------------------------
                                        Name:  Paul Rapello
                                        Title: Partner

                                        Great Circle Capital LLC


                                        By: /s/ Paul Rapello
                                            ------------------------------------
                                        Name:  Paul Rapello
                                        Title: Partner

                                        GCF Holdings LLC


                                        By: /s/ Paul Rapello
                                            ------------------------------------
                                        Name:  Paul Rapello
                                        Title: Partner

                                        The Great Circle Fund LP,
                                        by its General Partner,
                                        Great Circle Capital LLC


                                        By: /s/ Paul Rapello
                                            ------------------------------------
                                        Name:  Paul Rapello
                                        Title: Partner

                                        Paul Rapello


                                        By: /s/ Paul Rapello
                                            ------------------------------------

                                        Hew Crooks


                                        By: /s/ Hew Crooks
                                            ------------------------------------

                                    EXHIBIT B

Facility agreement

Dated as of September 3, 2008

Between

(1)   Caspian Services Inc., a Nevada corporation (the Company); and

(2) Great Circle Energy Services LLC, a Delaware limited liability company as lender (the Lender).

It is agreed:

1     Definitions and interpretation

1.1   In this Agreement:

      Articles means the constitutional documents of the Company.

      Authorization means an authorization, consent, permission, approval, resolution, licence, exemption, filing, notarisation or registration.

      Availability Period means the period from and including the date of this Agreement to and including the date falling 30 days after such date.

      Bank Debt means, with respect to any person, without duplication,

      (a)   its liabilities for borrowed money;

      (b)   its Capital Lease obligations; and

      (c) all liabilities for borrowed money secured by any Security with respect to any property owned by such person (whether or not it has assumed or otherwise become liable for such liabilities).

      Bankruptcy Code means Title 11 of the United States Code entitled "Bankruptcy," as now or hereafter in effect, or any successor thereto.

      Business Day means a day (other than a Saturday or Sunday) on which banks are open for general business in New York City.

      Bylaws means the Company's bylaws duly adopted by the Company's Board of Directors, as in effect from time to time.

      Capitalized Amount means, as of the date of the relevant Conversion Notice, the amount of interest (if any) that has been capitalized in respect of the Principal Amount in accordance with Clause 5.5 (Interest).

      Capital Lease means at any time, a lease which is required to be capitalized for financial reporting purposes in accordance with GAAP.

      Cash and Cash Equivalents means:

      (a) cash in hand or on deposit with any bank deemed acceptable by the Lender in its sole discretion;

      (b) certificates of deposit, maturing within one year after the relevant date of calculation, issued by a bank deemed acceptable by the Lender in its sole discretion;

      (c)   any investment in marketable obligations:

            (i) issued or guaranteed by the government of the United States of America, or any investment in marketable obligations issued or guaranteed by any agency or department of such government which has an equivalent credit rating;

            (ii)  issued or guaranteed by a government other than as set out in
                  (c)(i) where those marketable obligations are rated AAA by Standard & Poor's or FitchIBCA or Aaa by Moody's Investor Services or any investment in marketable obligations issued or guaranteed by any agency or department of any of those governments which has an equivalent credit rating;

      (d)   open market commercial paper:

            (i)   for which a recognised trading market exists;

            (ii) which is issued in the United States of America, the United Kingdom, The Netherlands, France or Germany;

            (iii) which matures within one year after the relevant date of calculation; and

            (iv) which has a credit rating of either A-1 from Standard & Poor's or FitchIBCA or P-1 by Moody's Investor Services, or, if no rating is available in respect of the commercial paper, the issuer of which has, in respect of its long-term debt obligations, an equivalent rating; or

      (e)   any other instrument, security or investment approved by the Lender,

      in each case, to which the Company is beneficially entitled at that time and which, or the proceeds of which, is capable of being applied against the Facility.

      Change of Control means any person or group of persons who are affiliated or acting in concert gaining direct or indirect control of the Company. In this definition:

      (a)   control of the Company means:

            (i) the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to:

                  (aa) cast, or control the casting of, more than 40 per cent of the maximum number of votes that might be cast at a stockholders meeting of the Company;

                  (bb) appoint or remove all, or the majority, of the directors or executive officers of the Company; or

                  (cc) give directions with respect to the operating and financial policies of the Company with which the directors or executive officers of the Company are obliged to comply; and/or

            (ii) the holding beneficially of more than 40 per cent of the issued share capital of the Company (excluding any part of that issued share capital that carries no right to participate beyond a specified amount in a distribution of either profits or capital);

      (b) acting in concert means, a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively co-operate, through the acquisition directly or indirectly of shares in the Company by any of them, either directly or indirectly, to obtain or consolidate control of the Company; and

      (c) an affiliate of, or person affiliated with, a specified person means a person that is an immediate family member, or directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

      Commitment means the amount set out in Clause 2 (The Facility) to the extent not cancelled or reduced under this Agreement.

      Consolidated Cash Available For Debt Service means:

      (a)   the Net Cash of the Group; minus

      (b) all liabilities of any Group Company (other than in relation to Bank Debt and Consolidated Interest Expense),

      (in each case taken as a cumulative whole) for such period.

      Consolidated Interest Expense means, in relation to any period, the sum (without double counting but in each case, eliminating all offsetting debits and credits between the Group and all other items required to be eliminated in the course of the preparation of consolidated financial statements of the Group in accordance with GAAP) of all interest in respect of Bank Debt of the Group (including imputed interest on Capital Lease obligations) deducted in determining Net Income for such period, together with all interest capitalized or deferred during such period and not deducted in determining Net Income for such period.

      Conversion Amount means the aggregate of the Initial Principal Amounts, the Capitalized Amount and the Interest Amount.

      Conversion Notice shall have the meaning given to such term in Clause 9.5 (Undertakings).

      Conversion Right shall have the meaning given to such term in Clause 9.4(Undertakings).

      Conversion Shares means any Shares to be issued and delivered by the Company following the receipt of a Conversion Notice.

      Debt or Indebtedness means, with respect to any person, without duplication, any obligation, whether incurred as principal or as surety, for the payment or repayment of money, whether present or future, actual or contingent and whether owed jointly or severally or in any other capacity, and:

      (a)   all Bank Debt; and

      (b) its liabilities for the deferred purchase price of property acquired by such person (excluding accounts payable arising in the ordinary course of business but including, without limitation, all liabilities created or arising under any conditional sale or other title retention agreement with respect to any such property).

      In this definition, Debt or Indebtedness of any person shall include all obligations of such person of the character described in paragraphs (a) and (b) above to the extent such person remains legally liable in respect thereof notwithstanding that any such obligation is deemed to be extinguished under GAAP.

      Debt Service Amount means, in relation to any period:

      (a)   principal payments in respect of the Bank Debt of the Group; plus

      (b)   the Consolidated Interest Expense of the Group,

      (in each case taken as a cumulative whole) for such period.

      Default means an Event of Default or any event or circumstance specified in Clause 10 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination or the satisfaction of any condition under this Agreement or any combination of any of the foregoing) be an Event of Default.

      Dollars and $ means the lawful currency of the United States of America.

      EBITDA means Net Income for a measurement period, adjusted by:

      (a)   adding back Net Financing Expense for such period;

      (b)   excluding any exceptional or extraordinary item;

      (c)   deducting any amount attributable to minority interests; and

      (d)   adding back taxes, depreciation and amortisation,

      in each case determined in accordance with GAAP.

      EBRD Agreements means

      (a)   the loan agreement dated 21 December 2006 (as amended on 28 June
            2007); and

      (b)   the investment agreement dated 28 June 2007,

      each made between The European Bank for Reconstruction and Development and Balykshi LLP and each as in force as at the date of this Agreement.

      Event of Default means any event or circumstance specified as such in Clause 10 (Events of Default).

      Exchange Act means the United States Securities and Exchange Act of 1934.

      Exchange Price means $2.30 per Share.

      Facility means the facility made available under this Agreement and described in Clause 2 (The Facility).

      Final Repayment Date means the date falling 39 Months from the date of this Agreement.

      Finance Lease means any lease, hire agreement, credit sale agreement, purchase agreement, conditional sale agreement or instalment sale and purchase agreement which should be treated as a finance lease (or in the same way as a finance lease) in accordance with GAAP.

      Financial Indebtedness means any indebtedness for or in respect of:

      (a)   moneys borrowed;

      (b) any amount raised by acceptance under any acceptance credit facility or dematerialized equivalent;

      (c) any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

      (d) the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with GAAP, be treated as a finance or Capital Lease;

      (e) receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

      (f) any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing;

      (g) any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value shall be taken into account);

      (h) the supply of any goods or services which is more than 30 days past the original due date for payment having the commercial effect of a borrowing;

      (i) any counter-indemnity obligation in respect of the guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution;

      (j) any shares which are expressed to be redeemable before the Final Repayment Date; and

      (k) the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (j) (inclusive) above.

      GAAP means generally accepted accounting principles as in effect from time to time in the United States of America, consistently applied.

      Group means the Company and its Subsidiaries for the time being and Group Company means any of them.

      Holding Company means, in relation to a company or corporation, any other company or corporation of which it is a Subsidiary.

      Initial Principal Amount means, the Dollar amount delivered to the Company by the Lender pursuant to a duly completed Utilization Request excluding any Capitalized Amount or Interest Amount.

      Interest Amount means, as of the date of the relevant Conversion Notice, the amount of interest that has accrued from the last Interest Period on the aggregate of the Principal Amount and any Capitalized Amount as at the end of that Interest Period in accordance with Clause 5.1 (Interest).

      Interest Period means each period determined in accordance with Clause 5 (Interest).

      Joint Venture means any joint venture entity, whether a company, unincorporated firm, undertaking, joint venture or partnership or any other entity.

      Loan means the loans made or to be made under the Facility or the aggregate principal amount outstanding for the time being of the loans.

      Margin Stock has the meaning given to such term in Regulation U.

      Month means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

      (a) (subject to paragraph (c) below) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one or, if there is not, on the immediately preceding Business Day;

      (b) if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

      (c) if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

      The above rules (a) to (c) will only apply to the last Month of any period.

      Net Cash means, in respect of the Group, in relation to any period the aggregate Cash and Cash Equivalents held by the Group, as shown in the consolidated balance sheet of the Company's most recently delivered financial statements under Clauses 9.1(b) and 9.1(c).

      Net Debt means at any time (without double counting) the aggregate amount of all obligations of the Group for or in respect of Debt but:

      (a) including, in the case of Finance Leases, only the capitalized value therefor; and

      (b) deducting the aggregate amount of Cash and Cash Equivalents held by the Group at such time.

      Net Financing Expense means net financing expense for the Group calculated in accordance with GAAP.

      Net Income means, in relation to any period, the net income (or loss) of the Group for such period (taken as a cumulative whole), as determined in accordance with GAAP.

      Nevada Business Combination Law means Nevada Revised Statues 78.411 to 78.444.

      Nevada Control Share Law means Nevada Revised Statutes 78.378 to 78.3793.

      Note means the convertible promissory note substantially in the form set out in Schedule 4 (Convertible Promissory Note).

      Parties means the parties to this Agreement and Party means either of them.

      Person means any individual, partnership, joint venture, firm, corporation, association, limited liability company, trust or other enterprise or any governmental authority.

      Principal Amount has the meaning given to such term in Clause 9.5 (Undertakings).

      Regulation T means Regulation T of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof.

      Regulation U means Regulation U of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof.

      Regulation X means Regulation X of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof.

      SEC means the United States Securities and Exchange Commission and any successor thereto.

      Security means a mortgage, charge, pledge, lien, assignment by way of security, retention of title provision, trust or flawed asset arrangement (for the purpose of, or which has the effect of, granting security) or other security interest securing any obligation of any person or any other agreement or arrangement in any jurisdiction having a similar effect.

      Securities Act means the Securities Act of 1933.

      Shares means any shares from time to time of the Company's capital stock.

      Subsidiary means, as to any Person, (i) any corporation more than 50% of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time owned by such Person and/or one or more Subsidiaries of such Person and (ii) any partnership, limited liability company, association, joint venture or other entity in which such Person and/or one or more Subsidiaries of such Person has more than a 50% equity interest at the time.

      Tax means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

      Tax Deduction means a deduction or withholding for or on account of Tax from a payment under this Agreement and the Note.

      Total Liabilities means, in relation to any period, the total liabilities of the Group for such period (taken on a consolidated basis) as determined in accordance with GAAP.

      Total Shareholders' Equity means, in relation to any period, the total shareholders equity of the Group (taken on a consolidated basis) as determined in accordance with GAAP.

      Utilization means a utilization of the Facility.

      Utilization Date means the date of a Utilization, being the date on which a Loan is to be made.

      Utilization Request means the notice substantially in the form set out in
      Schedule 2 (Utilization Request).

1.2   Unless a contrary indication appears, any reference in this Agreement to:

      (a) assets includes revenues, property and rights of every kind, present, future, actual and contingent and whether tangible or intangible (including uncalled share capital);

      (b) Clauses and Schedule are to be construed as references to the clauses of, and schedules to, this Agreement;

      (c) the words include(s), including and in particular shall be construed as being by way of illustration or emphasis only and shall not be construed as, nor shall they take effect as, limiting the generality of any preceding words;

      (d) liabilities includes any obligation whether incurred as principal or as surety, whether or not in respect of Indebtedness, whether present or future, actual or contingent and whether owed jointly or severally or in any other capacity;

      (e) the words other and otherwise shall not be construed ejusdem generis with any preceding words where a wider construction is possible;

      (f) any Person includes one or more of that Person's assigns, transferees, successors in title, delegates, sub-delegates and appointees (in the case of a Party, in so far as such assigns, transferees, successors in title, delegates, sub-delegates and appointees are permitted);

      (g) a regulation includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organization;

      (h) any statute or statutory provision includes any statute or statutory provision which amends, extends, consolidates or replaces it, or which has been amended, extended, consolidated or replaced by it, and any orders, regulations, instruments or other subordinate legislation made under it; and

      (i)   a time of day is a reference to New York time.

1.3   Clause and schedule headings are for ease of reference only.

1.4 A Default (other than an Event of Default) is continuing if it has not been remedied or waived in writing and an Event of Default is continuing if it has not been waived in writing.

2     The Facility

2.1 Subject to the terms of this Agreement, the Lender makes available to the Company a term loan facility in a maximum principal amount of $15,000,000.

2.2 The Company shall apply the first $5,000,000 borrowed by it under the Facility towards the repayment of existing Indebtedness, and the remainder for the Company's general corporate purposes.

2.3 The Company's obligation to pay the principal of, and interest on, the Loans shall, if requested by the Lender, also be evidenced by a Note duly executed and delivered by the Company.

3     Utilization

3.1   The Lender will fund the initial $7,500,000 of the Facility on the fifth
      (5th) Business Day following the date of this Agreement; such date shall be deemed to be the first Utilization Date. The Company may draw down the remainder of the Facility by delivery to the Lender of a duly completed Utilization Request, which must be received by the Lender not less than five Business Days before the proposed Utilization Date (or such shorter period as the Lender may agree) and which may not specify a Utilization Date earlier than 14 days after the date of this Agreement or later than 30 days after the date of this Agreement. 3.2 The Lender will only be obliged to comply with Clause 3.6 if on the date of the Utilization Request and on the proposed Utilization Date no Default is continuing or would result from the proposed Loan.

3.3 A Utilization Request is irrevocable and will not be regarded as having been duly completed unless:

      (a) the proposed Utilization Date is a Business Day within the Availability Period;

      (b)   the currency and amount of the Utilization comply with Clause 3.4;
            and

      (c)   the Lender has received the documents and other evidence set out in
            Schedule 1 (Conditions precedent) in form and substance satisfactory to it.

3.4 The currency specified in a Utilization Request must be Dollars and, subject to Clause 3.1, the amount of the proposed Loan must be the full amount of the Commitment.

3.5 If the Loans are not drawn down by the Company in the full amount of the Commitment (or such amount as the Lender otherwise agrees) by the end of the Availability Period, the Company will pay the Lender a fee of $1,000,000 on the first Business Day to occur after the end of the Availability Period.

3.6 If the conditions set out in this Agreement have been met, the Lender shall make each Loan available by its Utilization Date.

4     Repayment and illegality

4.1 The Company shall repay the Loans and accrued interest on them, together with all other amounts payable under this Agreement, on the Final Repayment Date by wire transfer of immediately available funds to the account designated by the Lender.

4.2   The Company may not re-borrow any part of the Facility which is repaid.

4.3 The Company may not prepay the whole or any part of the Facility without the Lender's prior written consent.

4.4 If it becomes unlawful in any applicable jurisdiction for the Lender to perform any of its obligations as contemplated by this Agreement or to fund or maintain any Utilization, the Lender shall notify the Company and upon notifying the Company:

      (a)   the Commitment of the Lender will be immediately cancelled; and

      (b)   the Parties shall:

            (i) negotiate a mutually agreeable amendment to this Agreement with respect to the obligation, funding or maintenance of a Utilization as a result of which such obligation, funding or maintenance will no longer be unlawful, or

            (ii) negotiate a mutually agreeable repayment schedule providing for repayment of all amounts advanced to the Company by the Lender by the earlier of (x) the date required to comply with any applicable law and (y) the Final Repayment Date.

5     Interest

5.1 Except as set forth in Clause 5.2, the rate of interest on the Loans for each successive Interest Period is 13.0 per cent per annum.

5.2 Upon the occurrence and during the continuation of an Event of Default described in Clause 10.14, the rate of interest on the Loans shall be 15.0 per cent per annum. Payment or acceptance of the increased rate of interest shall not affect, replace or modify the obligation of the Company to honor all Conversion Notices that are, or have been, delivered in accordance with this Agreement, so long as any amounts borrowed hereunder (including any interest or fees thereon) remain outstanding, and shall not constitute a waiver of any other Event of Default or limit any other rights or remedies of the Lender.

5.3 Each Interest Period will be 12 Months unless otherwise agreed by the Parties in writing.

5.4   An Interest Period shall not extend beyond the Final Repayment Date.

5.5 The first Interest Period for each Loan shall start on the Utilization Date of such Loan and each subsequent Interest Period will start on the last day of the preceding Interest Period.

5.6 Accrued interest on each Loan shall be capitalized on the last day of each Interest Period to form part of the Principal Amount of such Loan and shall thereafter bear interest with the rest of such Loan in accordance with this Clause 5 (Interest).

5.7 Any interest accruing under this Agreement will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days or, in any case where the practice in the relevant interbank market differs, in accordance with that market practice.

5.8 If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

6     Tax gross-up

6.1 The Company shall make all payments to be made by it under this Agreement without any Tax Deduction, unless a Tax Deduction is required by law.

6.2 The Company shall promptly upon becoming aware that it has had or will have to make a Tax Deduction (or that there has been or will be any change in the rate at which or the basis on which any Tax Deduction has to be made) notify the Lender accordingly. Similarly, the Lender shall notify the Company on becoming so aware in respect of a payment payable to the Lender.

6.3 If a Tax Deduction is required by law to be made by the Company, the amount of the payment in respect of which the Tax Deduction is required to be made shall be increased to the amount which (after the Tax Deduction) will leave an amount equal to the payment which would have been due if no Tax Deduction had been required.

7     Indemnities

7.1 The Company shall, within three Business Days of demand, indemnify the Lender against any cost, loss or liability incurred by it as a result of the occurrence of any Event of Default.

7.2 The Company shall promptly (and, in any event, within three Business Days of demand) indemnify the Lender against any cost, loss or liability incurred by the Lender (acting reasonably) as a result of:

      (a)   investigating any event which it reasonably believes is a Default;

      (b) a failure by the Company to pay any amount due under this Agreement on its due date;

      (c) funding, or making arrangements to fund any Utilization requested by the Company in a Utilization Request but not made by reason of the operation of any one or more provisions of this Agreement; provided, that the Company shall not be obligated to indemnify the Lender pursuant to this Clause 7.2(c) to the extent the costs, losses and liabilities described in this Clause 7.2(c) occurred as a direct result of the Lender's failure to comply with the provisions of this Agreement, with no fault on the part of the Company;

      (d) a Utilization (or part of a Utilization) not being prepaid in accordance with a notice of prepayment given by the Company and approved by the Lender; or

      (e) acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorized.

7.3 The Company shall pay the Lender's costs and expenses (including legal costs and expenses) related to the Facility, including the negotiation and documentation of this Agreement and related documents, up to $100,000, and shall pay the reasonable additional legal costs and expenses incurred in connection with retaining Holland & Hart LLP to provide a legal opinion to the Lender with respect to Nevada law matters, such additional costs and expenses not to count toward the $100,000 cap.

8     Representations and warranties

8.1 The Lender has entered into this Agreement in reliance on the representations of the Company set out in this Clause 8, and the Company warrants to the Lender on the date of this Agreement, on the date of each Utilization Request and on each Utilization Date as set out in this Clause 8.

8.2 It is a corporation, duly incorporated and validly existing under the laws of the State of Nevada.

8.3 It has the power to sue and be sued in its own name and to own its assets and carry on its business as that business is being and will be conducted.

8.4 The obligations expressed to be assumed by it in this Agreement are legal, valid, binding and enforceable obligations.

8.5 The entry into and performance by it of, and the transactions contemplated by, this Agreement do not and will not conflict with or constitute a breach, or a default or event of default under or result in the acceleration or vesting of any rights under:

      (a)   any law or regulation applicable to it or binding on its assets;

      (b)   its constitutional documents; or

      (c)   any agreement or instrument binding upon it or any of its assets,

      which has or is reasonably likely to have a material adverse effect on the business or financial condition of the Company. The entry into and performance by the Company of, and the transactions contemplated by this Agreement, do not and will not constitute a 'change of control' under any employment agreement of the Company.

8.6 It has the power to enter into, perform and deliver, and has taken all necessary action to authorize its entry into, performance and delivery of, this Agreement and the transactions contemplated by it.

8.7   All Authorizations:

      (a)   required

            (i) to enable it lawfully to enter into, exercise its rights and comply with its obligations in this Agreement;

            (ii) to make this Agreement admissible in evidence in its jurisdiction of incorporation or any jurisdiction where it conducts its business,

            have been obtained or effected and are in full force and effect; and

      (b) required to enable it to carry on its business, trade and ordinary activities have been obtained or effected and are in full force and effect if failure to obtain or effect those Authorizations has or is reasonably likely to have a material adverse effect on the business or financial condition of the Company.

8.8 No Default or Event of Default is continuing or might reasonably be expected to result from the making of any Utilization.

8.9 No other event or circumstance is outstanding which constitutes (or would do so with the expiry of a grace period, the giving of notice, the making of any determination, the satisfaction of any other condition or any combination of any of the foregoing) a default or termination event (howsoever described) under any other agreement or instrument which is binding on it or to which its assets are subject which has or is reasonably likely to have a material adverse effect on the business or financial condition of the Company.

8.10 No litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency which could reasonably be expected to be adversely determined and, if adversely determined, could reasonably be expected to have a material adverse effect on the business or financial condition of the Company have (to the best of its knowledge and belief) been started or threatened against it, nor is there subsisting any unsatisfied judgment or award given against it by any court, arbitrator or other body.

8.11 It has not taken any action nor (to the best of its knowledge and belief) have any steps been taken or legal proceedings been started or threatened against it for its winding-up, dissolution or re-organization, for the enforcement of any Security over its assets or for the appointment of a liquidator, supervisor, receiver, administrator, administrative receiver, compulsory manager, trustee or other similar officer of it or in respect of any of its assets.

8.12 The Company's authorized capital stock consists of one hundred fifty million (150,000,000) shares of common stock, $0.001 par value per share, of which, on the date hereof fifty one million one hundred and ninety five thousand six hundred and fifty three (51,195,653) shares are issued and outstanding, inclusive of twenty six thousand six hundred sixty seven (26,667) shares that the Company is obligated to issue to certain employees pursuant to such employees' agreements with the Company, but which the Company has not yet issued as of the date of this Agreement. All such issued and outstanding shares have been validly authorized and issued and are fully paid and nonassessable. The Company has on the date of this Agreement outstanding options, warrants, conversion rights and other rights to purchase or acquire not more than fourteen million four thousand eight hundred eighty four (14,004,884) shares of its common stock (not including any options or conversion rights in favor of the Lender pursuant to this Agreement). Except for the foregoing, and except for any options or conversion rights in favor of the Lender pursuant to this Agreement and conversion rights in favor of Altima Central Asia (Master) Fund Ltd., there are on the date of this Agreement no (i) options, warrants or other rights to purchase from the Company any capital stock of the Company, (ii) securities convertible into or exchangeable for shares of such stock;
      (iii) other accrued or matured commitments of any kind for the issuance of additional shares of capital stock or options, warrants or other securities of the Company; or (iv) pre-emptive or other rights of security holders to subscribe for shares of the capital stock of the Company.

8.13 Subject to the Lender's compliance with Clause 9.5, the Shares issuable upon exercise of the Conversion Right are not subject to and/or are exempt from the registration requirements of the Securities Act and from qualification or registration under any state securities law. The Company is not an issuer described in paragraph (i) of Rule 144 under the Securities Act.

8.14 Each document filed by the Company pursuant to Section 13 of the Exchange Act complied when so filed with the Exchange Act and the rules and regulations thereunder and did not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

8.15 The Company is not subject to, and neither the entering into of this Agreement nor the acquisition of the Conversion Shares by the Lender will be subject to, the provisions of the Nevada Control Share Law.

8.16 As of the date of this Agreement, to the knowledge of the Company, the Company is not required to make a deduction for or on account of Tax from any payment it may make under this Agreement.

8.17 Neither the Company nor any Group Company is an "investment company" or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended.

8.18 No part of any Loan (or the proceeds thereof) will be used to purchase or carry any Margin Stock or to extend credit for the purpose of purchasing or carrying any Margin Stock. Neither the making of any Loan nor the use of the proceeds thereof will violate or be inconsistent with the provisions of Regulation T, U or X of the Board of Governors of the Federal Reserve System.

9     Undertakings

      Except as provided herein, the undertakings in this Clause 9 remain in force from the date of this Agreement until the first to occur of (i) the date on which the Lender is satisfied that all liabilities of the Company under this Agreement are irrevocably discharged in full and that the Lender has no liability in accordance with this Agreement and (ii) the date on which all of the Loans (together with any capitalized interest thereon) have been converted into Shares in accordance with this Agreement.

9.1   The Company shall:

      (a) comply in all respects with all laws and regulations to which it may be subject, if failure so to comply would materially impair its ability to perform its obligations under this Agreement;

      (b) obtain and maintain all Authorizations that are required under any law or regulation to:

            (i)   enable it to perform its obligations under this Agreement;

            (ii) ensure the legality, validity, enforceability or admissibility in evidence of this Agreement;

            (iii) carry on its business where failure to do so has or is reasonably likely to have a material adverse effect.

      (c) supply to the Lender as soon as they are available (and in any event within 52 days of the end of each of the Company's first, second and third financial quarters in each of the Company's financial years), its unaudited consolidated financial statements for that financial quarter;

      (d) supply to the Lender as soon as they are available (and in any event within 107 days of the last financial quarter in each of the Company's financial years), its audited consolidated financial statements for that financial year;

      (e) ensure that at all times any claims of the Lender against it under this Agreement rank at least pari passu with the claims of all the other unsecured and unsubordinated creditors of each Group Company, including the Indebtedness under the Altima Central Asia (Master) Fund Ltd Facility Agreement dated 20 June, 2008 in the aggregate principal amount of $15,000,000 (or its equivalent in other currencies), but excluding the Financial Indebtedness under the EBRD Agreements not exceeding a principal aggregate amount of $32,000,000 (or its equivalent in other currencies), and those whose claims are mandatorily preferred by laws of general application to companies;

      (f) notify the Lender of a Default promptly upon becoming aware of its occurrence and as soon as practically possible after a Default and in any event no later than four Business Days after becoming aware of the occurrence of a Default file with the SEC a current report on Form 8-K disclosing the Default; and

      (g) maintain its eligibility to permit its Shares to be traded over the counter (and to be quoted on the OTC Bulletin Board), or traded on a national exchange in the United States of America.

9.2   The Company undertakes that, at any time:

      (a)   the ratio of Net Debt to EBITDA shall not exceed 4.0:1;

      (b) the Total Liabilities of the Group will not exceed 65 per cent of the Total Shareholders' Equity; and

      (c) the ratio of Consolidated Cash Available for Debt Service to Debt Service Amount will not be less than 1.2:1.

9.3   The Company shall (and shall procure that each Group Company shall):

      (a) not create or permit to subsist any Security over any of its assets or the assets of any Group Company other than:

            (i) any netting or set-off arrangement entered into by a Group Company in the ordinary course of its banking arrangements for the purpose of netting debit and credit balances;

            (ii) any lien arising by operation of law and in the ordinary course of its day-to-day trading activities in respect of any obligation which is less than 30 days overdue or which is being contested in good faith and by appropriate means;

            (iii) Security over or affecting any asset acquired by any Group
                  Company after the date of this Agreement, where the Security is created before the date of the acquisition of that asset by the relevant Group Company if:

                  (aa) the Security was not created in contemplation of the acquisition of that asset;

                  (bb) the principal amount secured has not been increased in contemplation of, or since the acquisition of that asset by the relevant Group Company; and

                  (cc) the Security is removed or discharged within 14 days of the date of acquisition of such asset;

            (iv) Security securing Indebtedness under the EBRD Agreements in an aggregate principal amount not exceeding $32,000,000 (or its equivalent in other currencies); and

            (v) any Security securing Indebtedness the principal amount of which (when aggregated with the principal amount of any other Indebtedness which has the benefit of Security given by any Group Company other than any permitted under paragraphs (a)
                  (i) to (iv) (inclusive)) does not exceed $500,000 (or its equivalent in another currency or currencies); and

      (b)   not:

            (i) sell, transfer or otherwise dispose of any of its assets or the assets of any of its Subsidiaries on terms whereby they are or may be leased to or re-acquired by any Group Company;

            (ii) sell, transfer or otherwise dispose of any of its receivables or the receivables of any Group Company on recourse terms;

            (iii) enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or

            (iv) enter into any other preferential arrangement having a similar effect, in circumstances where the arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset; and

      (c) not take any action that directly or indirectly subjects the Company to the provisions of the Nevada Control Share Law. Until such time as the Lender is no longer the holder of any Conversion Shares, the Company shall include and maintain in its Bylaws a provision to the effect that the Nevada Control Share Law does not apply to the Company or to the acquisition of a controlling interest by existing or future stockholders of the Company.

9.4 Subject to the terms and conditions of this Agreement, the Lender may, until the date on which the Company has irrevocably paid all amounts due to be paid to the Lender under this Agreement, convert all or part of the Loans (including any amount of capitalized interest) into Shares by requiring the Company to issue to it the number of Conversion Shares equal to the quotient of the Conversion Amount and the Exchange Price (the Conversion Right).

9.5 If the Lender wishes to exercise the Conversion Right it must complete and deliver to the Company (at the address set out in Clause 14.4) a notice, such notice to be irrevocable once delivered to the Company (the Conversion Notice) specifying:

      (a) the proportion of the Initial Principal Amount in respect of which the Conversion Right is being exercised (the Principal Amount);

      (b)   the Capitalized Amount;

      (c)   the Interest Amount;

      (d)   the Conversion Amount; and

      (e) the investment letter substantially in the form set out at Schedule 3 (Investment Letter).

9.6 The Company shall within ten Business Days of the receipt of the Conversion Notice take all necessary steps to issue to the Lender the Conversion Shares. Such issuance shall be in exchange for and in satisfaction of the Principal Amount, Capitalized Amount and Interest Amount payable in respect of the Loan so converted, as indicated in the Conversion Notice.

9.7 No fraction of a Share shall be issued pursuant to Clause 9.6 and any such fraction shall be rounded up to the next whole Share.

9.8 Until the date on which the Company has irrevocably paid all amounts due to be paid to the Lender under this Agreement or the date on which the Loans (together with all capitalized interest thereon) have been converted into Shares in accordance with this Agreement, the following shall apply:

      (a)   all Shares issued pursuant to a Conversion Notice shall:

            (i)   be fully paid and non-assessable;

            (ii) participate in full in all dividends or other distributions paid, made or declared on Shares in respect of profits of the financial year during which the relevant Conversion Notice is served, but not in respect of preceding years;

            (iii) rank pari passu in all respects with the fully-paid Shares issued and outstanding on the date the relevant Conversion Notice is served; and

            (iv) be subject to that certain registration rights agreement in favor of the Lender dated of even date herewith.

      (b)   the Company undertakes that:

            (i) save in accordance with the terms of this Agreement or with the consent of the Lender (not to be unreasonably withheld) the Company will not:

                  (aa) modify or amend its Articles or the rights attached to any Shares;

                  (bb) create or issue new classes or series of Shares in the Company;

                  (cc) other than grants of Shares to employees pursuant to employment agreements between the Company and its employees or pursuant to shareholder approved equity incentive plans, sell or issue any Shares at a price below the Exchange Price;

                  (dd) grant options, warrants or rights to subscribe for Shares or other Company securities convertible into Shares or issue Shares pursuant to any option, warrant, right to subscribe for Shares or Company securities convertible, exercisable or exchangeable into Shares in each case pursuant to any employment agreement between the Company and its employees and/or officers, managers or directors or pursuant to shareholder approved equity incentive plans for employees and/or officers, managers or directors which in aggregate would amount to more than ten per cent of the issued and outstanding Shares of the Company on a fully diluted basis;

                  (ee) grant options, warrants or rights to subscribe for Shares or other Company securities convertible into Shares or issue Shares pursuant to any option, warrant, right to subscribe for Shares or Company securities convertible, exercisable or exchangeable into Shares of the Company which in aggregate would amount to more than 25 per cent of the issued and outstanding Shares of the Company on a fully diluted basis, excluding (i) Shares issued to Altima Central (Asia) Master Fund Ltd. pursuant to its conversion rights under the Facility Agreement dated 20 June 2008 between the Company and Altima Central Asia (Master) Fund Ltd., and (ii) Shares issued to the Lender or its Affiliates as a result of an additional equity investment in the Company not contemplated by this Agreement;

            (ii) it shall not sub-divide or consolidate its share capital (including by stock split, reverse stock split, stock dividend or amendment to its Articles) nor capitalize its profits or other reserves either by the issue of any additional Shares or by the increase in the nominal value of any of its Shares;

            (iii) at all times it will maintain sufficient authorized but unissued share capital (including after considering any obligations or restrictions on the Company pursuant to the Facility Agreement dated 20 June 2008 between the Company and Altima Central Asia (Master) Fund Ltd.) and all requisite shareholder or other authorities necessary to enable the issue of all Shares pursuant to the service of Conversion Notices and the issue of such Shares shall comply with all applicable US federal and state securities laws; and

            (iv) it shall pay all taxes, stamp and other duties and charges in respect of the issue of Conversion Shares on the service of any Conversion Notice.

9.9   The Company shall not terminate the registration of its Shares under
      Section 12 of the Exchange Act and shall file all reports under Section 13 of the Exchange Act.

9.10 The Company shall ensure that no substantial change is made to the general nature of the business of the Company or any other Group Company from that carried on by the Company or such other Group Company as at the date of this Agreement.

9.11 The Company shall use its best efforts to cause (i) a representative designated by the Lender to be appointed to the Company's Board of Directors at the earliest opportunity, (ii) such representative to be appointed to the Executive Committee (and any similar committee established from time to time) of the Company's Board of Directors at such time as an Executive Committee (or any similar committee) is established from time to time, and (iii) the maintenance of such appointment to the Board of Directors and the Executive Committee (and any other similar committee established from time to time) when and so long as such Executive Committee (or any similar committee) is established.

9.12 So long as any amounts borrowed hereunder (including any interest or fees thereon) remain outstanding, or the Lender holds any of the shares issued to it upon exercise of the Conversion Right, if for any reason there is no representative designated by the Lender serving on the Company's Board of Directors as set forth in Clause 9.11, then the Lender shall be entitled to designate an observer who shall be permitted to attend all regular and special meetings of the Company's Board of Directors (who shall be notified of any such meeting by prior notice, including such meeting's time and place, in the same manner as directors of the Company), and the Company shall furnish the Lender with all financial information, board presentations, memorandums, and all other information provided to the Company's Board of Directors promptly upon furnishing such information to the Board of Directors. Whether or not the Company is required to file any information with the SEC pursuant to the Exchange Act, the Company shall provide to the Lender such other information respecting the condition or operations, financial or otherwise, of the Company or any of its Subsidiaries as the Lender may, from time to time, reasonably request. The Company shall not establish or employ any committee of its Board of Directors for the purpose of circumventing or having the effect of circumventing the rights of the Lender under this Clause 9.12. The observer and the Lender shall have a duty of confidentiality to the Company with respect to any information received by the observer or the Lender pursuant to this Clause 9.12 and neither the observer nor the Lender shall trade in any security of the Company if doing so would violate applicable legal restrictions on trading while in the possession of material non-public information.

10    Events of Default

      Each of the events or circumstances set out in this Clause 10 is an Event of Default.

10.1 The Company does not pay on the due date any amount payable pursuant to this Agreement at the place at and in the currency in which it is expressed to be payable unless its failure to pay is caused by an administrative or technical error which is not its fault and payment is made within three Business Days of its due date.

10.2 The Company does not comply with any provision of this Agreement (other than those referred to in Clause 10.1) unless the failure to comply is, in the opinion of the Lender, capable of remedy and is remedied within five Business Days of the earlier of the Lender's giving notice to the Company and the Company's becoming aware of the failure to comply.

10.3 Any representation, warranty or statement made or given or deemed to be made or given by the Company in this Agreement is or proves to have been incorrect or misleading in any material respect when made or deemed to be made. Any event, matter or circumstance occurring which would make any representation, warranty or statement made or given by the Company under Clause 8 (Representations and Warranties) incorrect or misleading in any material respect if that representation, warranty or statement were made or deemed to be made at the date of that event, matter or circumstance (other than Clauses 8.12 and 8.16, which shall be deemed to have been made for the purposes of this Clause 10.3 as of the dates specified in Clauses
      8.12 and 8.16, respectively).

10.4  Any:

      (a) Financial Indebtedness of the Company is not paid when due nor within any originally applicable grace period;

      (b) Financial Indebtedness of the Company is declared to be or otherwise becomes due and payable before its specified maturity as a result of an event of default (howsoever described);

      (c) commitment for any Financial Indebtedness of the Company is cancelled or suspended by a creditor of the Company as a result of an event of default (however described); or

      (d) creditor of the Company becomes entitled to declare any Financial Indebtedness of the Company due and payable before its specified maturity as a result of an event of default (however described), unless the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness falling within paragraphs (a) to (d) above is less than $500,000 (or its equivalent in any other currency or currencies).

10.5 The Company is unable or admits its inability to pay its debts as they fall due, suspends making payments on any of its debts or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness.

10.6 The value of the assets of the Company is less than its liabilities (taking into account contingent and prospective liabilities).

10.7 A moratorium or other protection from its creditors is declared or imposed in respect of any indebtedness of the Company.

10.8 The Company or any Group Company shall commence a voluntary case concerning itself under the Bankruptcy Code; or an involuntary case is commenced against the Company or any Group Company, and the petition is not controverted within 10 days, or is not dismissed within 45 days after the filing thereof, provided, however, that during the pendency of such period, the Lender shall be relieved of its obligation to extend credit hereunder; or a custodian (as defined in the Bankruptcy Code) is appointed for, or takes charge of, all or substantially all of the property of the Company or any Group Company, to operate all or any substantial portion of the business of the Company or any Group Company; or the Company or any Group Company commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Company or any Group Company, or there is commenced against the Company or any Group Company any such proceeding which remains undismissed for a period of 45 days after the filing thereof, or the Company or any Group Company is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or the Company or any Group Company makes a general assignment for the benefit of creditors; or any company action is taken by the Company or any Group Company for the purpose of effecting any of the foregoing.

10.9 Any expropriation, attachment, sequestration, distress or execution affects any asset or assets of the Company.

10.10 It is or becomes unlawful for the Company to perform any of its obligations under this Agreement.

10.11 The occurrence of:

      (a)   a Change of Control; or

      (b) the sale of all or substantially all of the assets of the Group whether in a single transaction or a series of related transactions.

10.12 The Company (or any other relevant party) rescinds or purports to rescind or repudiates or purports to repudiate this Agreement or evidences an intention to rescind or repudiate this Agreement, for reasons other than a repudiation of this Agreement by the Lender.

10.13 The Company fails to execute, within six months of the date hereof, a registration rights agreement, which shall be reasonably acceptable to the Lender, with respect to all shares issuable upon the Lender's exercise of the Conversion Right.

10.14 The Lender delivers a Conversion Notice complying with the terms of Clause
      9.5 and the Company does not issue all or any part of the Conversion Shares to be issued with respect thereto within the time period specified in Clause 9.6, due to the Company's failure to comply with any of its obligations described in Clauses 9.8(b)(i)(dd), (b)(i)(ee), or (b)(iii).

11    Acceleration

      On and at any time after the occurrence of an Event of Default which is continuing (and without prejudice to the rights of the Lender under Clause
      9.4 (Undertakings)) the Lender may, by notice to the Company:

      (a)   cancel the Commitment whereupon it shall immediately be cancelled;

      (b) declare that the Loans then outstanding, together with accrued interest, and all other amounts accrued or outstanding under this Agreement, be immediately due and payable, whereupon they shall become immediately due and payable; and/or

      (c) declare that all or part of the Loans then outstanding be payable on demand, whereupon they shall immediately become payable on demand by the Lender.

12    Assignment

      The Company may not assign any of its rights or transfer any of its rights or obligations under this Agreement. The Lender may, without the Company's consent, assign or otherwise transfer any of its rights and delegate or otherwise transfer any of its duties, obligations or liabilities under this Agreement to any direct or indirect Subsidiary of the Lender, and if a Default or Event of Default has occurred and is continuing, to any other Person (subject to the Lender's and the assignee's compliance with applicable securities laws).

13    Set-off

13.1 The Lender may set off any matured obligation due from the Company under this Agreement (to the extent beneficially owned by the Lender) against any matured obligation owed by the Lender to the Company, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Lender may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

13.2 All payments to be made by the Company under this Agreement shall be calculated and be made without (and free and clear of any deduction for) any tax, set-off or counterclaim.

14    Notices

14.1 Any communication to be made under or in connection with this Agreement shall be made in writing and, unless otherwise stated, may be made by fax or letter.

14.2 Any communication or document to be made or delivered to a Party will be effective only when actually received by that Party.

14.3 The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with this Agreement, is that identified with its name below or any substitute address in the United States of America, fax number or department or officer as either Party may notify to the other by not less than five Business Days' notice.

14.4  The addresses referred to in Clause 14.3 are as follows:

      (a)   The Company:

            Caspian Services Inc.
            257 East 200 South
            Suite 340
            Salt Lake City, Utah 84111

            Attention:    Laird Garrard
            Fax:          +1 (801) 746-3701


      cc:    Caspian Services, Inc.
             c/o Gateway Enterprises, Inc.
             3230 East Flamingo Road, Suite 156
             Las Vegas, Nevada 89121

             Attention:   Shirrell Hughes
             Fax:         +1 (801) 272-9370

      (b)   The Lender:

            Great Circle Energy Services LLC
            c/o Great Circle Capital LLC
            One Atlantic Street
            Stamford, Connecticut 06901

            Attention:        Paul Rapello
            Fax:              +1 (203) 323-4364

      cc:   White & Case LLP
            1155 Avenue of the Americas
            New York, NY 10036

            Attention:    Alison M. Dreizen, Esq.
            Fax:          +1 (212) 354-8113

14.5 Any communication between the Parties under this Agreement may be made by electronic mail or other electronic means if the Parties:

      (a) agree that (unless and until notified to the contrary) this is to be an accepted form of communication;

      (b) notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and

      (c) notify each other of any change to their address or any other such information supplied by them,

      and any electronic communication made between the Parties will be effective only when actually received in readable form.

15    Partial invalidity

      If, at any time, any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

16    Remedies and waivers

      No failure to exercise, nor any delay in exercising, on the part of the Lender, any right or remedy under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

17    Miscellaneous

17.1  This Agreement is made in the English language.

17.2 This Agreement may only be altered, varied, amended or changed with the prior written consent of the Parties, and upon the signature of duly authorized representatives of the Parties otherwise such alterations, variations, amendments or changes shall be null and void. Once so altered, varied, amended, changed or modified, the same shall form an integral part of this Agreement.

17.3 This Agreement may be executed in any number of counterparts, each of which when signed and faxed or signed and sent by e-mail in a "pdf format" shall constitute the original of this Agreement, but all the counterparts shall constitute the same Agreement.

17.4 Any certification by the Lender of rate or amount under this Agreement is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

17.5 This Agreement is made and entered into for the sole protection and benefit of the parties hereto and their permitted transferees, successors and assigns and nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any person other than the parties to it and their respective permitted transferees, successors and assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third persons to any party to this Agreement, nor shall any provision hereof give any third person any right of subrogation or action over or against any party to this Agreement.

18    Governing law, venue and service of process

18.1 THIS AGREEMENT AND THE NOTE AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER AND THEREUNDER SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAW OF THE STATE OF NEVADA (WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES). ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT OR THE NOTE MAY BE BROUGHT IN THE COURTS OF THE STATE OF NEVADA OR IN THE UNITED STATES DISTRICT COURT LOCATED IN LAS VEGAS, NEVADA, INFORMALLY DESIGNATED AS THE SOUTHERN DISTRICT, IN EACH CASE WHICH ARE LOCATED IN THE COUNTY OF CLARK, AND, BY EXECUTION AND DELIVERY OF THIS AGREEMENT OR THE NOTE, THE COMPANY HEREBY IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS. THE COMPANY HEREBY FURTHER IRREVOCABLY WAIVES ANY CLAIM THAT ANY SUCH COURTS LACK PERSONAL JURISDICTION OVER THE COMPANY, AND AGREES NOT TO PLEAD OR CLAIM, IN ANY LEGAL ACTION PROCEEDING WITH RESPECT TO THIS AGREEMENT OR THE NOTE BROUGHT IN ANY OF THE AFOREMENTIONED COURTS, THAT SUCH COURTS LACK PERSONAL JURISDICTION OVER

      THE COMPANY. TO THE EXTENT ALLOWED BY NEVADA LAW, THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO THE COMPANY AT ITS ADDRESS SET FORTH HEREIN, SUCH SERVICE TO BECOME EFFECTIVE 30 DAYS AFTER SUCH MAILING. TO THE EXTENT ALLOWED BY NEVADA LAW, THE COMPANY HEREBY IRREVOCABLY WAIVES ANY OBJECTION TO SUCH SERVICE OF PROCESS AND FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY ACTION OR PROCEEDING COMMENCED HEREUNDER OR UNDER THE NOTE THAT SERVICE OF PROCESS WAS IN ANY WAY INVALID OR INEFFECTIVE. NOTHING HEREIN SHALL AFFECT THE RIGHT OF THE LENDER OR THE HOLDER OF THE NOTE TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST THE COMPANY IN ANY OTHER JURISDICTION.

18.2 THE COMPANY HEREBY IRREVOCABLY WAIVES ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE AFORESAID ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR THE NOTE BROUGHT IN THE COURTS REFERRED TO IN CLAUSE 18.1 ABOVE AND HEREBY FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

18.3 EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE NOTE OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

                            [Signature Page Follows]

     IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective officers hereunto duly authorized as of the date first above written.


THE COMPANY

CASPIAN SERVICES INC.


SIGNED by:
          ------------------------------
Name:
Title:



THE LENDER

GREAT CIRCLE ENERGY SERVICES LLC


SIGNED by:
           ------------------------------
Name:
Title: